UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves payment of Interest on Capital to shareholders

Rio de Janeiro, May 8, 2018 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved in a meeting held yesterday the distribution of early remuneration to shareholders as Interest on Capital (IOC), as defined in art. 9, sole paragraph of its bylaws and in article 9 of Law 9.249/95.

The value to be distributed, totaling R$652.2 million, corresponds to a gross amount of R$0.05 per share, to be paid on May 25, 2018 proportional to each shareholder’s stake and to be provisioned in the 2Q 2018 financial statements, based on shareholding positions as of May 21, 2018.

In addition, the Board of Directors approved the adjustments in the Dividend Distribution Policy, which was renamed Shareholder Remuneration Policy to reflect, in particular, the statutory changes approved at the Extraordinary General Meeting of April 26, 2018.

Starting from the first business day after the cut-off date (May 21, 2018), shares will be traded ex-interest on capital at B3 and other stock exchanges where the company is listed.

This IOC advance will be imputed to the mandatory minimum dividend (article 53, paragraph 4, of the Bylaws) including for the purpose of payment of priority minimum dividends of preferred shares.

The amount of R$ 0.05 per common share or preferred share related to the JCP will be subject to income tax, by applying the applicable tax rate. Income tax withholdings will not be applied to shareholders whose registered data proves to be immune or exempt until May 24, 2018, or shareholders domiciled in countries or jurisdictions for which the law establishes different treatment.

The Shareholder Compensation Policy can be accessed on the Internet at the company’s website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer